EXHIBIT 99.1
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elan                                                    INGENIUM
                                                        Deductive Genomics



                              FOR IMMEDIATE RELEASE
                              ---------------------


MEDIA CONTACTS:
Elan -- Sunny Uberoi                        Ingenium - Gretchen L.P. Schweitzer
+1 212-994-8206                             +49-89-8565-2398

INVESTOR CONTACTS:
Elan -- Jack Howarth (U.S.)                 Ingenium - Gretchen L.P. Schweitzer
+1 212-407-5740                             +49-89-8565-2398
Elan - Emer Reynolds (Europe)               gretchen.schweitzer@ingenium-ag.com
+353-1-709-4000




              ELAN AND INGENIUM ANNOUNCE MAJOR ALLIANCE TO DEVELOP
                        THERAPEUTICS FOR PAIN MANAGEMENT

DUBLIN, IRELAND, and MUNICH, GERMANY, March 24, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") and Ingenium Pharmaceuticals AG ("Ingenium") announced today a strategic alliance for the development of novel therapeutics for pain management. Ingenium brings to the collaboration a broad set of functional genomics technologies, including its novel Deductive Genomics(TM) approach that allows for the rapid identification and cloning of novel molecular targets implicated in molecular mechanisms underlying the control of pain. Elan will screen against the newly discovered and biologically validated drug targets in order to identify and develop novel therapeutics for the treatment of pain. The alliance will allow Elan to continue to build its pipeline in the pain area.

"Today's strategic alliance with Ingenium enhances Elan's position as a company that has a leading position within the field of neurosciences," said President and Chief Executive

Elan and Ingenium Announce Major Alliance to Develop Therapeutics for Pain Management


Officer G. Kelly Martin. "As we restore Elan to financial health, we are committed to building a world-class R&D pipeline. Today's strategic alliance represents further investment in the science of managing pain." Martin continued, "Through this investment and other planned investments in our core business, we are addressing the future growth component of Elan's recovery plan."

"Elan's leadership and innovative research make them the ideal partner for Ingenium's Deductive Genomics(TM) approach to drug discovery," said Michael C. Nehls, M.D., Ph.D., Chief Executive Officer and Chief Scientific Officer of Ingenium. "Ingenium sees this agreement as a validation of the Deductive Genomics technology and its ability to produce novel therapeutic approaches with a high probability of clinical success."

Under the terms of the agreement, Elan and Ingenium will jointly fund a four-year research programme, estimated at $10 million total, leading to the identification of clinical candidates. Ingenium has the potential to earn up to $50 million per product in success-driven milestones. These milestones are contingent on the identification of a clinical candidate, the initiation of human clinical trials, the submission of first NDA/BLA/MAA and the approval of a product in the US, Europe and Asia. Elan will be responsible for global commercialization of products developed, however, Ingenium has the option to maintain co-development and co-commercialization rights on all products developed through the alliance.

Elan Corporation, plc is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

The basis of Ingenium's business is its knowledge and expertise in generating the biological information critical to the discovery, validation and development of therapeutics. Ingenium's Deductive Genomics(TM) technology combines genome-covering mutagenesis in the murine model system with a proprietary, therapeutic goal-oriented biological screen. From the breadth of knowledge generated by Deductive Genomics(TM),

Elan and Ingenium Announce Major Alliance to Develop Therapeutics for Pain Management

Ingenium is currently advancing a pipeline of novel models and biologically validated drug targets in the areas of obesity, lipid metabolism, neurodegeneration and autoimmune disease. The company's INGENOtyping(TM) platform offers a new alternative to producing genetically-altered murine models. Ingenium has research partnership agreements with F. Hoffmann-La Roche Ltd., Sequenom Inc. and Lynkeus BioTech GmbH, in addition to numerous international academic collaborations. The Company benefits from funding from premier investors, an experienced management team, and a growing patent portfolio.

This document contains forward-looking statements about the companies' financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved. A further list and description of these risks, uncertainties and other matters can be found in prior press releases, Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan and Ingenium assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.